Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended December 31,
	2005	2004	2003	2002	2001
	(in thousands, except ratios)
Earnings:

Income (loss) before income taxes	(26,192)	(14,576)	(1,559)	(5,745)	(3,943)

Add: Fixed charges	43,133	32,183	25,256	27,847	9,570

Total earnings	16,941	17,607	23,697	22,102	5,627

Fixed Charges:

Interest	41,200	30,486	24,270	26,608	8,623

Interest factor of rental expense (a)	1,933	1,697	986	1,239	947

Total fixed charges	43,133	32,183	25,256	27,847	9,570

Ratio of earnings to fixed charges	0.4	0.5	0.9	0.8	0.6

(a) COMPUTATION OF INTEREST FACTOR OF RENTAL EXPENSE

Rental expense (equipment only)	5,799	5,092	2,958	3,716	2,842
Interest factor	33%	33%	33%	33%	33%

Total	1,933	1,697	986	1,239	947